UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Lilium N.V.

(Name of Issuer)

Class A Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

N52586109

(CUSIP Number)

Tencent Holdings Limited
29/F, Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
120,504,400[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
120,504,400[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,504,400[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.36% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Holdings Limited (“Tencent”) is deemed to beneficially own 120,504,400 Class A Ordinary Shares including: (i) 87,735,076 Class A Ordinary Shares held by its indirect wholly-owned subsidiary, Tencent Mobility (Luxembourg) S.à r.l. (“Tencent Mobility (Luxembourg)”), a direct wholly-owned subsidiary of Tencent Mobility Limited (“Tencent Mobility”), which in turn is a direct wholly-owned subsidiary of Tencent; (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg); (iii) 24,007,607 Class A Ordinary Shares held by Aceville Pte. Limited (“Aceville”), a direct wholly-owned subsidiary of TCH Delta Limited (“TCH Delta”), which in turn is a direct wholly-owned subsidiary of Tencent; and (iv) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

2
The denominator of the calculation is the sum of (i) 507,138,877 Class A Ordinary Shares outstanding as of May 14, 2024, as disclosed in the prospectus filed by Lilium N.V. (the “Issuer”) on May 23, 2024; (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant held by Tencent Mobility (Luxembourg); and (iii) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

1	NAMES OF REPORTING PERSONS
Tencent Mobility Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
120,504,400[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
120,504,400[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,504,400[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.36% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Mobility is deemed to beneficially own 120,504,400 Class A Ordinary Shares, including: (i) 87,735,076 Class A Ordinary Shares held by its direct wholly-owned subsidiary, Tencent Mobility (Luxembourg); (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant held by Tencent Mobility (Luxembourg); (iii) 24,007,607 Class A Ordinary Shares held by Aceville, which is under common control and an indirect wholly-owned subsidiary of Tencent; and (iv) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

2
The denominator of the calculation is the sum of (i) 507,138,877 Class A Ordinary Shares outstanding as of May 14, 2024, as disclosed in the prospectus  filed by the Issuer on May 23, 2024; (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant held by Tencent Mobility (Luxembourg); and (iii) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

1	NAMES OF REPORTING PERSONS
Tencent Mobility (Luxembourg) S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
120,504,400[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
120,504,400[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,504,400[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.36% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Mobility (Luxembourg) is deemed to beneficially own 120,504,400 Class A Ordinary Shares, including: (i) 87,735,076 Class A Ordinary Shares directly held by it; (ii) 5,769,230 Class A Ordinary Shares issuable to it upon the exercise of the warrant directly held by it; (iii) 24,007,607 Class A Ordinary Shares held by Aceville, which is under common control and an indirect wholly-owned subsidiary of Tencent; and (iv) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

2
The denominator of the calculation is the sum of (i) 507,138,877 Class A Ordinary Shares outstanding as of May 14, 2024, as disclosed in the prospectus filed by the Issuer on May 23, 2024; (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant held by Tencent Mobility (Luxembourg); and (iii) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

1	NAMES OF REPORTING PERSONS
TCH Delta Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
120,504,400[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
120,504,400[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,504,400[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.36% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
TCH Delta is deemed to beneficially own 120,504,400 Class A Ordinary Shares, including: (i) 24,007,607 Class A Ordinary Shares held by its direct wholly owned subsidiary, Aceville; (ii) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville; (iii) 87,735,076 Class A Ordinary Shares held by Tencent Mobility (Luxembourg); and (iv) 5,769,230 Class A Ordinary Shares issuable upon the exercise of the warrant held by Tencent Mobility (Luxembourg), as Tencent Mobility (Luxembourg) is under common control and an indirect wholly-owned subsidiary of Tencent .

2
The denominator of the calculation is the sum of (i) 507,138,877 Class A Ordinary Shares outstanding as of May 14, 2024, as disclosed in the prospectus filed by the Issuer on May 23, 2024; (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant held by Tencent Mobility (Luxembourg); and (iii) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

1	NAMES OF REPORTING PERSONS
Aceville Pte. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
120,504,400[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
120,504,400[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,504,400[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.36% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Aceville is deemed to beneficially own 120,504,400 Class A Ordinary Shares, including: (i) 24,007,607 Class A Ordinary Shares directly held by it; (ii) 2,992,487 Class A Ordinary Shares issuable to it upon the exercise of warrants directly held by it; (iii) 87,735,076 Class A Ordinary Shares held by Tencent Mobility (Luxembourg); and (iv) 5,769,230 Class A Ordinary Shares issuable upon the exercise of the warrant held by Tencent Mobility (Luxembourg), as Tencent Mobility (Luxembourg) is under common control and an indirect wholly-owned subsidiary of Tencent.

2
The denominator of the calculation is the sum of (i) 507,138,877 Class A Ordinary Shares outstanding as of May 14, 2024, as disclosed in the prospectus filed by the Issuer on May 23, 2024; (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant held by Tencent Mobility (Luxembourg); and (iii) 2,992,487 Class A Ordinary Shares issuable to Aceville upon the exercise of warrants held by Aceville.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on September 24, 2021, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on November 23, 2022, further amended by the Amendment No. 2 to Schedule 13D filed with the SEC on May 2, 2023, further amended by the Amendment No. 3 to Schedule 13D filed with the SEC on May 15, 2023, and further amended by the Amendment No. 4 to Schedule 13D filed with the SEC on August 2, 2023 (the “Original Schedule 13D,” and as amended hereby, this “Schedule 13D”) and relates to the Class A Ordinary Shares, nominal value €0.01 per share (the “Class A Shares”), of Lilium N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”).  The address of the principal executive offices of the Issuer is Galileostraße 335, 82131 Gauting, Germany.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Schedule 13D shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2, paragraph (c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent Mobility is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests. Tencent Mobility (Luxembourg) is a wholly owned subsidiary of Tencent Mobility and is principally engaged in the business of holding securities in portfolio companies in which Tencent and Tencent Mobility invests.  TCH Delta is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.  Aceville is a wholly owned subsidiary of TCH Delta and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

The last two paragraphs of Item 3 are hereby amended and restated in their entirety as follows:

On May 23, 2024, in connection with the Issuer’s underwritten public offering and a concurrent private placement offering of the Class A Shares and warrants to purchase Class A Shares as disclosed in the Form 6-K filed by the Issuer on May 23, 2024 (the “May 2024 6-K”), Aceville entered into (a) a securities purchase agreement with the Issuer and other investor parties thereto (the “2024 PIPE Purchase Agreement” in substantially the form of Exhibit 15 hereto), pursuant to which Aceville agreed to purchase and the Issuer agreed to issue and sell, 20,493,736 Class A Shares at $1.05 per share (subject to adjustments in accordance with the terms thereof) (the “2024 PIPE Shares”) and a warrant to acquire 20,493,736 Class A Shares with an initial exercise price of $1.50 per share in substantially the form of Exhibit 16 hereto, and (b) a securities purchase agreement with the Issuer (the “2024 Pre-Funded Purchase Agreement” in substantially the form of Exhibit 17 hereto), pursuant to which Aceville agreed to purchase and the Issuer agreed to issue and sell, a warrant to acquire 24,233,035 Class A Shares (subject to adjustments in accordance with the terms thereof) (such warrant, in substantially the form of Exhibit 18 hereto, the “2024 Pre-Funded Warrant” and the shares underlying the 2024 Pre-Funded Warrant, the “2024 Pre-Funded Warrant Shares”) and a warrant to acquire 24,233,035 Class A Shares (subject to adjustments in accordance with the terms thereof) in substantially the form of Exhibit 16 hereto (such warrant, together with the warrant issued pursuant to the 2024 PIPE Purchase Agreement, the “2024 PIPE Warrants,” together with the 2024 Pre-Funded Warrant, the “2024 Warrants” and the shares underlying the 2024 Warrants, the “2024 Warrant Shares”), in each case ((a) and (b)), subject to satisfaction of customary closing conditions and the receipt of shareholder approval for an increase in the Company’s authorized share capital.  The number of PIPE Shares and the 2024 Warrant Shares will be reduced or increased at Aceville’s closing such that, after giving effect to the issuances to Aceville, the total amount of Class A Shares then owned by Aceville and its affiliates equals 19.8% for voting purposes and an amount pro rata of the outstanding Class A Shares on a fully diluted basis, subject to certain adjustments and limitations.  At the closing of the transactions contemplated under the 2024 Pre-Funded Purchase Agreement, Aceville agreed to pre-fund at $1.00 per share against the total exercise price of the 2024 Pre-Funded Warrant, following which the 2024 Pre-Funded Warrant will become exercisable at a price per share equal to $0.05.  The expiration date of the 2024 Pre-Funded Warrant held by Aceville (and certain related parties) will, unless otherwise agreed by the Issuer and Aceville, automatically be extended by 5 years if the 2024 Pre-Funded Warrant is not exercised prior to the 10 year anniversary.

The 2024 Warrants will not be exercisable to the extent their exercise would result in Aceville (together with its affiliates or other similarly related persons) beneficially owning in excess of 19.8% of the outstanding voting power of the shares in the Issuer’s capital immediately after giving effect to the issuance of the 2024 Warrant Shares issuable upon exercise of the 2024 Warrants, unless certain governmental approvals are obtained or not required.  In addition, the 2024 Warrants held by any holder will not be exercisable to the extent their exercise would result in such holder (together with its affiliates or similarly related parties) violating the Beneficial Ownership Limitations.  As a result of the Beneficial Ownership Limitations, the Reporting Persons would only be considered to be, for purposes of Section 13(d) or 13(g) of the Act, beneficial owner of the 2024 Warrant Shares to the extent the 2024 Warrants are exercisable.  As the Issuer issues additional ordinary shares, portions of the 2024 Warrants may automatically become exercisable, up to the Beneficial Ownership Limitation.  As any portion of the 2024 Warrants become exercisable, the Reporting Persons will be deemed to have beneficial ownership of the 2024 Warrant Shares underlying such exercisable portion of the 2024 Warrants.  Because such 2024 Warrant Shares are treated as beneficially owned, the dilutive effect on the Reporting Persons’ beneficial ownership of issuances by the Issuer may be partially or fully mitigated, resulting in less or no change to the percentage of the Class A Shares beneficially owned by the Reporting Persons.

Following the consummation of the aforementioned transactions, and assuming no adjustments, the Reporting Persons will beneficially own 120,504,400 Class A Shares.

The foregoing descriptions of the Business Combination Agreement, the March 2021 Subscription Agreement, the 2022 Securities Purchase Agreement, the 2022 Warrant, the 2023 Securities Purchase Agreement, the 2023 Warrants, the 2024 PIPE Purchase Agreement, the 2024 Warrant Purchase Agreement, the 2024 PIPE Warrants and the 2024 Pre-Funded Warrant do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of the corresponding agreements, respectively. A copy of the March 2021 Subscription Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference in this Item 3. Copies of the Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and are incorporated by reference in this Item 3. A copy of the 2022 Securities Purchase Agreement and the form of the 2022 Warrant are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated by reference in this Item 3. A copy of the 2023 Securities Purchase Agreement and the form of the 2023 Warrants are filed as Exhibits 9 and 10 hereto, respectively, and are incorporated by reference in this Item 3. A copy of the 2024 PIPE Purchase Agreement and the form of the 2024 PIPE Warrants are filed as Exhibits 15 and 16, respectively, and are incorporated by reference in this Item 3.  A copy of the 2024 Warrant Purchase Agreement and the form of the 2024 Pre-Funded Warrant are filed as Exhibits 17 and 18 hereto, respectively, and are incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows and the second paragraph is deleted in its entirety:

The information regarding the Exchange, the Business Combination, the PIPE Financing, the Second PIPE Financing, the Capital Raise, the 2024 PIPE Shares and the 2024 Warrants set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class A Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Exchange, the Business Combination, the PIPE Financing, the Second PIPE Financing, the 2024 PIPE, and the 2024 Warrants as described in Item 3 above.

Item 5.	Interest in Securities of the Issuer

Item 5, paragraph (a) is hereby amended and restated in its entirety as follows:

(a) See responses to Item 13 on the cover pages of this filing and the second paragraph of Item 4 of this Schedule 13D, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 120,504,400 Class A Shares. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 23.36% of the outstanding Class A Shares. Calculations of the percentage of the Class A Shares beneficially owned is based on the denominator being the sum of (i) 507,138,877 Class A Ordinary Shares outstanding as of May 14, 2024, as disclosed in the prospectus filed by the Issuer on May 23, 2024, (ii) 5,769,230 Class A Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant held by Tencent Mobility (Luxembourg), and (iii) 2,992,487 Class A Shares issuable to Aceville upon the exercise of warrants held by Aceville.

As a result of the Beneficial Ownership Limitations, the Reporting Persons would only be considered to be, for purposes of Section 13(d) or 13(g) of the Act, beneficial owner of the 2023 Warrant Shares and the 2024 Warrant Shares to the extent the 2023 Warrants and the 2024 Warrant Shares are exercisable.  As the Issuer issues additional ordinary shares, portions of the 2023 Warrants or 2024 Warrants may automatically become exercisable, up to the Beneficial Ownership Limitation. As any portion of the 2023 Warrants and 2024 Warrants become exercisable, the Reporting Persons will be deemed to have beneficial ownership of the 2023 Warrant Shares or 2024 Warrant Shares underlying such exercisable portion of the 2023 Warrants or 2024 Warrant Shares.  Because such 2023 Warrant Shares and 2024 Warrant Shares are treated as beneficially owned, the dilutive effect on the Reporting Persons’ beneficial ownership of issuances by the Issuer may be partially or fully mitigated, resulting in less or no change to the percentage of the of the Class A Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding new Exhibits 15, 16, 17 and 18.

Exhibit Number	Description
15	2024 PIPE Purchase Agreement
16	Form of 2024 PIPE Warrant
17	2024 Warrant Purchase Agreement
18	Form of 2024 Pre-Funded Warrant

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2024

TENCENT HOLDINGS LIMITED

	By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory

TENCENT MOBILITY LIMITED

	By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory

TENCENT MOBILITY (LUXEMBOURG) S.A.R.L.

	By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory

TCH DELTA LIMITED

	By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory

ACEVILLE PTE. LIMITED

	By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory

Appendix A

Directors and Executive Officers of Tencent

The names of the directors and the names and titles of the executive officers of Tencent and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Ian Charles Stone	United Kingdom of Great Britain and Northern Ireland	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ke Yang	People’s Republic of China	Independent Non-Executive Director
Zhang Xiulan	People’s Republic of China	Independent Non-Executive Director
Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Chief Financial Officer and Senior Vice President

Directors and Executive Officers of Tencent Mobility

The names of the directors and the names and titles of the executive officers of Tencent Mobility and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Pu Hai Tao	Australia	Director
Wang Sze Man	People’s Republic of China (Hong Kong SAR)	Director
Executive officers:
N/A

Directors and Executive Officers of Tencent Mobility (Luxembourg)

The names of the directors and the names and titles of the executive officers of Tencent Mobility (Luxembourg) and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility (Luxembourg).

Name	Citizenship	Title
Directors:
Pan Kun	People’s Republic of China	Class A Manager
Simon Maire	Belgium	Class B Manager
Executive officers:
N/A

Directors and Executive Officers of TCH Delta

The names of the directors and the names and titles of the executive officers of TCH Delta and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TCH Delta.

Name	Citizenship	Title
Directors:
Li Yan	United States of America	Director
Lau Suk Yi	People’s Republic of China (Hong Kong SAR)	Director
Executive officers:
N/A

Directors and Executive Officers of Aceville

The names of the directors and the names and titles of the executive officers of Aceville and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Aceville.

Name	Citizenship	Title
Directors:
Zhou Lihui	People’s Republic of China	Director
Ang Bee Eng	Singapore	Director
Tse Cheuk Yin Tiffany	People’s Republic of China (Hong Kong SAR)	Director
Hui Man Kuen	Singapore	Director
Executive officers:
N/A